Exhibit 99.1

St. John's, NL – February 14, 2018

FORTIS INC. ANNOUNCES SECOND QUARTER DIVIDENDS - 2018

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

4.	$0.165375 per share on the First Preference Shares, Series "I" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on June 1, 2018 to the Shareholders of Record at the close of business on May 18, 2018; and

8.	$0.425 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on June 1, 2018 to the Common Shareholders of record at the close of business on May 18, 2018.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$47 billion as of September 30, 2017. The Corporation's more than 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com